Execution Version

Exhibit 99.4

REGISTRATION RIGHTS AGREEMENT

by and between

The Hamilton E. James 2003 Childrens Trust

and

Renalytix plc

___________________________________

Dated as of February 6, 2023

Table of Contents

Page

1.	Certain Definitions.	1
2.	Shelf Registration Statement.	3
3.	Piggyback Registrations.	4
4.	Other Registrations	5
5.	Selection of Underwriters.	5
6.	Procedures.	5
7.	Registration Expenses.	9
8.	Board Appointment.	10
9.	Indemnification.	12
10.	Term of Agreement.	13
11.	Transfer of Registration Rights.	14
12.	Conversion or Exchange of Other Securities.	14
13.	Miscellaneous.	14

i

Registration Rights Agreement dated as of February 6, 2023, by and between Renalytix plc, incorporated and registered in England and Wales with company number 11257655 (the “Company”), and The Hamilton E. James 2003 Childrens Trust (together with any transferee referred to in Section 11 hereof, the “Investor”), and for purposes of Section 8 only, Jefferson River Capital LLC (“JRC”).

In consideration of the mutual covenants and agreements herein contained and other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. Certain Definitions.

In addition to the terms defined elsewhere in this Agreement, the following terms have the following meanings:

“ADSs” means the American Depositary Shares of the Company, each representing two Ordinary Shares.

“Affiliate” of any Person means any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) as used with respect to any Person means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, including any investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person. With respect to JRC, the family trusts of Hamilton E. James and his family members shall be deemed Affiliates.

“Agreement” means this Registration Rights Agreement, including all amendments, modifications and supplements and any exhibits or schedules to any of the foregoing, and shall refer to this Registration Rights Agreement as the same may be in effect at the time such reference becomes operative.

“Blackout Period” has the meaning set forth in Section 6(e) hereof.

“Business Day” means any day, except a Saturday, Sunday or legal holiday on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.

“Company” has the meaning set forth in the introductory paragraph and includes any other person referred to in the second sentence of Section 13(c) hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Full Cooperation” means, in connection with any underwritten offering, where, in addition to the cooperation otherwise required by this Agreement, (a) appropriate members of senior management of the Company cooperate with the underwriter(s) in connection therewith and make themselves available to participate in conference calls as recommended by the underwriter(s) and (b) the Company prepares preliminary and final prospectuses (preliminary and final prospectus supplements in the case of an offering pursuant to the Shelf Registration Statement) for use in connection therewith.

“Fully Marketed Underwritten Offering” means an underwritten offering in which there is Full Cooperation.

“Governmental Entity” means any national, federal, state, municipal, local, territorial, foreign or other government or any department, commission, board, bureau, agency, regulatory authority or instrumentality thereof, or any court, judicial, administrative or arbitral body or public or private tribunal.

“Minimum Ownership Interest” means (i) 2% of the Ordinary Shares (including those represented by ADSs) then outstanding and (ii) 4,147,466 Ordinary Shares (including those represented by ADSs), subject to adjustment to reflect any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

“Mount Sinai” means the Icahn School of Medicine at Mount Sinai, and any transferee pursuant to the terms of the Mount Sinai Registration Rights Agreement, and their respective successors and assigns.

“Mount Sinai Registrable Securities” means the securities identified as “Registrable Ordinary Shares” or “Registrable Securities” in the Mount Sinai Registration Rights Agreement.

“Mount Sinai Registration Rights Agreement” means that certain Registration Rights Agreement dated June 24, 2020, by and between the Company and the Icahn School of Medicine at Mount Sinai.

“Nasdaq” means the Nasdaq quotation system, or any successor reporting system.

“NYSE” means the New York Stock Exchange, Inc.

“Ordinary Shares” means ordinary shares, nominal value £0.0025 per share, of the Company.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, Governmental Entity or any other entity.

“Piggyback Registration” has the meaning set forth in Section 3(a) hereof.

“Piggyback Registration Statement” has the meaning set forth in Section 3(a) hereof.

“Prospectus” means the prospectus or prospectuses forming a part of, or deemed to form a part of, or included in, or deemed included in, any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Ordinary Shares covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

“Registrable Ordinary Shares” or “Registrable Securities” means (i) all Ordinary Shares (including those represented by ADSs) owned by the Investor on the date hereof, (ii) any Ordinary Shares (including those represented by ADSs) acquired by the Investor after the date hereof and (iii) any other security into or for which the Ordinary Shares (including those represented by ADSs) referred to in (i) or (ii) above has been converted, substituted or exchanged, and any security issued or issuable with respect thereto upon any stock dividend or stock split or in connection with a combination of shares, reclassification, recapitalization, merger, consolidation or other reorganization or otherwise.

“Registration Expenses” has the meaning set forth in Section 7(a) hereof.

“Registration Statement” means any registration statement of the Company that covers any of the Registrable Ordinary Shares pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference in such Registration Statement.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC as a replacement thereto having substantially the same effect as such rule.

“Rule 415” means Rule 415 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC as a replacement thereto having substantially the same effect as such rule.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shelf Registration Statement” has the meaning set forth in Section 2(a) hereof.

“Suspension Notice” has the meaning set forth in Section 6(e) hereof.

“underwritten registration or underwritten offering” means an offering in which securities of the Company are sold to or through one or more underwriters (as defined in Section 2(a)(11) of the Securities Act) for resale to the public.

2. Shelf Registration Statement.

(a) PIPE Registration Rights. The Company has granted the Investor certain registration rights (the “PIPE Registration Rights”) pursuant to Section 4 of that certain Securities Purchase Agreement dated as of February 6, 2023, by and among the Company and the purchasers identified therein (the “PIPE Purchase Agreement”). For purposes of this Agreement, the “Shelf Registration Statement” refers to the “Resale Registration Statement” referred to in the PIPE Purchase Agreement.

(b) Number of Fully Marketed Underwritten Offerings. In addition to the PIPE Registration Rights, beginning on the date that is twenty-four (24) months after the date of this Agreement, the Investor shall be entitled to request one (1) Fully Marketed Underwritten Offering pursuant to the Shelf Registration Statement. If the Investor requests a Fully Marketed Underwritten Offering, the Company shall cause there to occur Full Cooperation in connection therewith. An underwritten offering shall not count as the one (1) permitted underwritten offering if there is not Full Cooperation in connection therewith or the Investor is not able to sell at least 50% of the Registrable Ordinary Shares desired to be sold in such offering.

3. Piggyback Registrations.

(a) Right to Piggyback. Beginning on the date that is twenty-four (24) months following the date of the Agreement, if the Company proposes to publicly sell or register for sale any of its equity securities for the account of a holder of the Company’s securities (other than Registrable Ordinary Shares), one or more directors, executive officers or other Affiliates of the Company pursuant to a registration statement (a “Piggyback Registration Statement”) under the Securities Act (other than a registration statement on Form S-8, Form S-4 or on Form F-4 or any similar successor forms thereto) (a “Piggyback Registration”), the Company shall give prompt written notice to the Investor of its intention to effect such sale or registration and, subject to Section 3(b), shall include in such transaction all Registrable Ordinary Shares with respect to which the Company has received a written request from the Investor for inclusion therein within 15 days after the receipt of the Company’s notice. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion, without prejudice to the Investor’s PIPE Registration Rights.

(b) Priority on Piggyback Registrations. If a Piggyback Registration is initiated as an underwritten offering on behalf of a holder of the Company’s securities (other than Registrable Ordinary Shares or Mount Sinai) or on behalf of the Company where the use of proceeds includes a Stock Repurchase, and the managing underwriter advises the Company in writing that in its opinion the number of securities requested to be included in such offering exceeds the number that can be sold in such offering without having an adverse effect on such offering, including the price at which such securities can be sold, then the Company shall include in such offering the maximum number of shares that such underwriter advises can be so sold without having such effect, allocated (i) first, to the securities requested to be included therein by the holder(s) requesting such registration and any Mount Sinai Registrable Securities requested to be included therein, pro rata among the holders of such securities on the basis of the number of shares requested to be included therein (only in the event that the Mount Sinai Registration Rights Agreement has not then been terminated or otherwise expired), and (ii) second, to other securities (including the Mount Sinai Registrable Securities and Registrable Ordinary Shares) requested to be included by other security holders, the Company, Mount Sinai and the Investor, pro rata among such holder(s), the Company, Mount Sinai and the Investor on the basis of the number of shares requested to be included by them. If a Piggyback Registration is initiated as an underwritten offering on behalf of Mount Sinai, and the managing underwriter advises the Company in writing that in its opinion the number of securities requested to be included in such offering exceeds the number that can be sold in such offering without having an adverse effect on such offering, including the price at which such securities can be sold, then the Company shall include in such offering the maximum number of shares that such underwriter advises can be so sold without having such effect, allocated (i) first, to the securities requested to be included therein by Mount Sinai (only in the event that the Mount Sinai Registration Rights Agreement has not then been terminated or otherwise expired), and (ii) second, to other securities (including Registrable Ordinary Shares) requested to be included by other security holders, the Company and the Investor, pro rata among such holder(s), the Company and the Investor on the basis of the number of shares requested to be included by them.

4. Other Registrations

The Company shall not grant to any Person the right, other than as set forth herein and except to employees of the Company with respect to registrations on Form S-8 (or any successor forms thereto) and other than the Mount Sinai Registration Rights Agreement, to request the Company to register any securities of the Company except such rights as are not more favorable than or inconsistent with the rights granted to the Investor and that do not adversely affect the priorities set forth herein of the Investor. The Company and the Investor acknowledge and agree that nothing in this Agreement is intended to negate, modify or affect in any way the Mount Sinai Registration Rights Agreement, and agree to take such action as may be necessary to effect the intent and purposes of the Mount Sinai Registration Rights Agreement. Mount Sinai shall be the third-party beneficiary of this Section 4.

5. Selection of Underwriters.

If any of the Registrable Ordinary Shares covered by a Shelf Registration Statement (but not a Piggyback Registration) are to be sold in an underwritten offering, which offering does not include Mount Sinai Registrable Securities, the Investor shall have the right to select the managing underwriter(s) to administer the offering subject to the prior approval of the Company, which approval shall not be unreasonably withheld. In the event of an underwritten offering on a Shelf Registration Statement (but not a Piggyback Registration) that includes any Mount Sinai Registrable Securities, then Mount Sinai shall have the right to select the managing underwriter(s) to administer the offering in accordance with the terms of the Mount Sinai Registration Rights Agreement, and only in the event that the Mount Sinai Registration Rights Agreement has not then been terminated or otherwise expired.

6. Procedures.

(a) In connection with the registration and sale of Registrable Ordinary Shares pursuant to this Agreement (but excluding the registration and sale of Registrable Ordinary Shares pursuant to the PIPE Purchase Agreement), the Company shall use its commercially reasonable best efforts to effect the registration and the sale of such Registrable Ordinary Shares in accordance with the Investor’s intended methods of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

(i) prepare and file with the SEC a Registration Statement with respect to such Registrable Ordinary Shares and use its commercially reasonable best efforts to cause such Registration Statement to become effective as soon as practicable thereafter; and before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including any prospectus supplement for a shelf takedown), furnish to the Investor and the underwriter(s), if any, copies of all such documents proposed to be filed, including documents incorporated by reference in the Prospectus and, if requested by the Investor, the exhibits incorporated by reference, and the Investor (and the underwriter(s), if any) shall have the opportunity to review and comment thereon, and the Company will make such changes and additions thereto as reasonably requested by the Investor (and the underwriter(s), if any) prior to filing any Registration Statement or amendment thereto or any Prospectus or any supplement thereto;

(ii) prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for a period of three years, in the case of a Shelf Registration Statement (plus, in each case, the duration of any Blackout Period), or such shorter period as is necessary to complete the distribution of the securities covered by such Registration Statement and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the Investor thereof set forth in such Registration Statement and, in the case of the Shelf Registration Statement, prepare such prospectus supplements containing such disclosures as may be reasonably requested by the Investor or any underwriter(s) in connection with each shelf takedown;

(iii) furnish to the Investor such number of copies of such Registration Statement, each amendment and supplement thereto, each Prospectus (including each preliminary Prospectus and Prospectus supplement) and such other documents as the Investor and any underwriter(s) may reasonably request in order to facilitate the disposition of the Registrable Ordinary Shares, provided, however, that the Company shall have no such obligation to furnish copies of a final prospectus if the conditions of Rule 172(c) under the Securities Act are satisfied by the Company;

(iv) use its commercially reasonable best efforts to register or qualify such Registrable Ordinary Shares under such other securities or blue sky laws of such jurisdictions (domestic or foreign) as the Investor and any underwriter(s) reasonably requests and do any and all other acts and things that may be reasonably necessary or advisable to enable the Investor and any underwriter(s) to consummate the disposition in such jurisdictions of the Registrable Ordinary Shares (provided, that the Company will not be required to (1) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph (iv), (2) subject itself to taxation in any such jurisdiction or (3) consent to general service of process in any such jurisdiction);

(v) notify the Investor and any underwriter(s), at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of any event as a result of which any Prospectus contains an untrue statement of a material fact or omits any material fact necessary to make the statements therein not misleading, and, at the request of the Investor or any underwriter(s), the Company shall prepare a supplement or amendment to such Prospectus so that, as thereafter supplemented and/or amended, such Prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

(vi) in the case of an underwritten offering, (i) enter into such agreements (including underwriting agreements in customary form), (ii) take all such other actions as the Investor or the underwriter(s) reasonably request in order to expedite or facilitate the disposition of such Registrable Ordinary Shares (including, without limitation, causing senior management and other Company personnel to cooperate with the Investor and the underwriter(s) in connection with performing due diligence) and (iii) cause its counsel to issue opinions of counsel and negative assurance letters in form, substance and scope as are customary in primary underwritten offerings, addressed and delivered to the underwriter(s) and the Investor;

(vii) in connection with a Fully Marketed Underwritten Offering requested by the Investor under Section 2, cause there to occur Full Cooperation and, in all other cases, cause appropriate members of management of the Company to cooperate with the underwriter(s) in connection therewith;

(viii) make available for inspection by the Investor, any underwriter participating in any disposition pursuant to a Registration Statement, and any attorney, accountant or other agent retained by the Investor or underwriter, all financial and other records, corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by the Investor, underwriter, attorney, accountant or agent in connection with such Registration Statement;

(ix) use its commercially reasonable best efforts to cause all such Registrable Ordinary Shares to be listed on each securities exchange on which securities of the same class issued by the Company are then listed or, if no such similar securities are then listed, on Nasdaq or the NYSE or other national securities exchange selected by the Company;

(x) provide a transfer agent and registrar for all such Registrable Ordinary Shares not later than the effective date of such Registration Statement;

(xi) if requested, cause to be delivered, immediately prior to the pricing of any underwritten offering, immediately prior to effectiveness of each Registration Statement (and, in the case of an underwritten offering, at the time of closing of the sale of Registrable Ordinary Shares pursuant thereto), letters from the Company’s independent registered public accountants addressed to the Investor and each underwriter, if any, stating that such accountants are independent public accountants within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC thereunder, and otherwise in customary form and covering such financial and accounting matters as are customarily covered by letters of the independent registered public accountants delivered in connection with primary underwritten public offerings, which, in connection with a Fully Marketed Underwritten Offering, shall be at the Investor’s expense;

(xii) make generally available to its Investors a consolidated income statement (which need not be audited) for the 12 months beginning after the effective date of a Registration Statement as soon as reasonably practicable after the end of such period, which income statement shall satisfy the requirements of an “earning statement” under Section 11(a) of the Securities Act; and

(xiii) promptly notify the Investor and the underwriter(s), if any:

(1) when the Registration Statement, any pre-effective amendment, the Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective;

(2) of any written request by the SEC for amendments or supplements to the Registration Statement or any Prospectus or of any inquiry by the SEC relating to the Registration Statement or, if applicable, the Company’s status as a well-known seasoned issuer;

(3) of the notification to the Company by the SEC of its initiation of any proceeding with respect to the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement; and

(4) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Ordinary Shares for sale under the applicable securities or blue sky laws of any jurisdiction.

(b) The Company represents and warrants that no Registration Statement (including any amendments or supplements thereto and Prospectuses contained therein) shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading (except that the Company makes no representation or warranty with respect to information relating to the Investor furnished to the Company by or on behalf of the Investor specifically for use therein).

(c) The Company shall make available to the Investor (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, copies of each Registration Statement and any amendment thereto, each preliminary Prospectus and Prospectus and each amendment or supplement thereto, each letter written by or on behalf of the Company to the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), and each item of correspondence from the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement or to any of the documents incorporated by reference therein, and (ii) such number of copies of each Prospectus, including a preliminary Prospectus, and all amendments and supplements thereto and such other documents as the Investor or any underwriter may reasonably request in order to facilitate the disposition of the Registrable Ordinary Shares. The Company will promptly notify the Investor of the effectiveness of each Registration Statement or any post-effective amendment or the filing of any supplement or amendment to such Shelf Registration Statement or of any Prospectus supplement. The Company will promptly respond to any and all comments received from the SEC, with a view towards causing each Registration Statement or any amendment thereto to be declared effective by the SEC as soon as practicable and shall file an acceleration request, if necessary, as soon as practicable following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review.

(d) The Company may require the Investor to furnish to the Company any other information regarding the Investor and the distribution of such securities as the Company reasonably determines, based on the advice of counsel, is required to be included in any Registration Statement.

(e) The Investor agrees that, upon notice from the Company of the happening of any event as a result of which the Prospectus included (or deemed included) in such Registration Statement contains an untrue statement of a material fact or omits any material fact necessary to make the statements therein not misleading (a “Suspension Notice”), the Investor will forthwith discontinue disposition of Registrable Ordinary Shares pursuant to such Registration Statement for a reasonable length of time not to exceed 10 days until the Investor is advised in writing by the Company that the use of the Prospectus may be resumed and is furnished with a supplemented or amended Prospectus as contemplated by Section 6(a) hereof; provided, however, that such postponement of sales of Registrable Ordinary Shares by the Investor shall not exceed forty-five (45) days in the aggregate in any 12 month period. If the Company gives the Investor any Suspension Notice, the Company shall extend the period of time during which the Company is required to maintain the applicable Registration Statements effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such Suspension Notice to and including the date the Investor either is advised by the Company that the use of the Prospectus may be resumed or receives the copies of the supplemented or amended Prospectus contemplated by Section 6(a) (a “Blackout Period”). In any event, the Company shall not be entitled to deliver more than a total of three (3) Suspension Notices in any 12 month period.

(f) The Company shall not permit any officer, director, underwriter, broker or any other person acting on behalf of the Company to use any free writing prospectus (as defined in Rule 405 under the Securities Act) in connection with any registration statement covering Registrable Ordinary Shares, without the prior written consent of the Investor and any underwriter.

7. Registration Expenses.

(a) Except as otherwise provided, all expenses incident to the Company’s and Investor’s performance of or compliance with Section 2 of this Agreement, including, without limitation, all registration and filing fees (including SEC registration fees and FINRA filing fees), fees and expenses of compliance with securities or blue sky laws, listing application fees, printing expenses, transfer agent’s and registrar’s fees, cost of distributing Prospectuses in preliminary and final form as well as any supplements thereto, and fees and disbursements of counsel for the Company and all accountants and other Persons retained by the Company (and including any underwriting discounts or commissions or transfer taxes, if any, attributable to the resale of Registrable Ordinary Shares), shall be borne by the Investor. In no event shall the Company be required to pay, or reimburse the Investor for, any costs and expenses incurred in connection with the registration of any Registrable Securities pursuant to Section 2. The Investor shall pay, or reimburse the Company, for all costs and expenses incurred in connection with the registration of any Registrable Securities under Section 2. The Investor shall be solely responsible for the costs and expenses of any “road show” and other customary marketing activities and for the fees and disbursements counsel chosen by the Investor in connection with the Fully Marketed Underwritten Offering and the sale of Registrable Ordinary Shares pursuant thereto.

(b) Except as otherwise provided, all expenses incident to the Company’s and Investor’s performance of or compliance with Section 3 of this Agreement, including, without limitation, all registration and filing fees (including SEC registration fees and FINRA filing fees), fees and expenses of compliance with securities or blue sky laws, listing application fees, printing expenses, transfer agent’s and registrar’s fees, cost of distributing Prospectuses in preliminary and final form as well as any supplements thereto, and fees and disbursements of counsel for the Company and all accountants and other Persons retained by the Company (all such expenses being herein called “Registration Expenses”) (but not including any underwriting discounts or commissions or transfer taxes, if any, attributable to the resale of Registrable Ordinary Shares), shall be borne by the Company.

(c) The Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which they are to be listed.

(d) The obligation of the parties to bear the expenses as described in Section 7(a), Section 7(b) and Section 7(c) shall apply irrespective of whether any sales of Registrable Ordinary Shares ultimately take place.

(e) Nothing in this Section 7 shall relieve the Company of its obligation to bear expenses or reimburse expenses pursuant to the Mount Sinai Registration Rights Agreement as then in effect.

8. Board Appointment.

(a) On and after the date of the Agreement, JRC shall have the right to select one individual (the “Jefferson Designee”) to be appointed to the Board of Directors of the Company (the “Board”), subject to satisfaction of all legal and regulatory requirements regarding service, appointment or election as a director of the Company, including any corporate governance guidelines or principles that the Company may adopt, to its code of conduct and to its share dealing code and other policies applicable to members of the Board including any standards required by Nasdaq or AIM (and approval of the proposed individual by the Board (such approval not to be unreasonably withheld) and, if required, approval by the Company’s nominated advisor, Stifel Nicolaus Europe Limited). The appointment of the Jefferson Designee (from time to time) shall be subject to such individual entering into a non-executive director appointment letter in substantially the same form as those entered into by the Company’s other non-executive directors. The right to a Jefferson Designee will terminate upon the earlier to occur of a Change of Control (as defined below) of the Company and the date on which JRC, together with its Affiliates, ceases to have the Minimum Ownership Interest and JRC shall procure the resignation of the Jefferson Designee as a director of the Company forthwith without the Jefferson Designee seeking compensation for loss of office and waiving all claims (excluding rights to indemnification and advancement of expenses) that they may have against the Company and its affiliates. The

Company agrees that, following the date of the Agreement, the Board promptly shall take all necessary actions to effect the foregoing. As used herein, “Change of Control” means (i) a consolidation or merger of the Company with or into any other Person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company’s assets; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Jefferson Designee shall be subject to election and re-election as a director in accordance with the provisions of the Company’s articles of association. JRC, at any time after the date hereof and in its sole discretion, can terminate by written notice to the Company its right under this Section 8 to select a designee to be appointed to the Board.

(b) The Jefferson Designee shall be entitled to the same compensation, if any, the same indemnification (including any indemnification agreement) and the same director and officer insurance in connection with his or her role as a director as the other members of the Board, and the Jefferson Designee shall be entitled to reimbursement for documented, reasonable out-of-pocket expenses incurred in attending meetings of the Board or any committees thereof, to the same extent as the other members of the Board (in each case subject to the provisions of the Company’s shareholder approved directors’ remuneration policy). The Company agrees that such indemnification arrangements will be the primary source of indemnification and advancement of expenses in connection with the matters covered thereby and payment thereon will be made before, offset and reduce any other insurance, indemnity or expense advancement to which the Jefferson Designee may be entitled or which is actually paid in connection with such matters, including as an employee of JRC or any of its Affiliates.

(c) Subject to compliance with applicable laws and regulations, the Jefferson Designee will be permitted to share information received from the Company and/or its affiliates, and their respective officers, directors or representatives, with officers, directors, members, partners and employees of JRC and its Affiliates (which, for the avoidance of doubt, shall exclude any portfolio companies of JRC and its Affiliates) and JRC and such Affiliates may use such information for internal purposes; provided that (i) JRC maintains reasonable procedures designed to prevent such information from being used in connection with the purchase or sale of securities of the Company in violation of applicable securities laws and that such information is used for purposes of evaluating, monitoring and/or analyzing the investment in the Company and (ii) JRC shall keep confidential, and shall procure that its Affiliates and each of their respective officers, directors, members, partners and employees shall keep confidential, all such information and shall not disclose the same to any other person. JRC acknowledges that information disclosed by the Jefferson Designee to it or its Affiliates or their respective officers, directors, members, partners and employees may be inside information (for the purposes of U.K. securities laws) and/or material non-public information (for the purposes of U.S. securities laws) and undertakes that it shall not (and shall procure that its Affiliates and each of their respective officers, directors, members, partners and employees shall not) deal in any securities of the Company in breach of the requirements of any applicable laws, rules and regulations. In addition, where requested by the Company, JRC shall keep and maintain a list of persons who have access to inside information relating to the Company in accordance with the UK Market Abuse Regulation.

9. Indemnification.

(a) The Company shall indemnify, to the fullest extent permitted by law, the Investor and its officers, directors, employees and Affiliates and each Person who controls the Investor (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus, preliminary Prospectus or any “issuer free writing prospectus” (as defined in Securities Act Rule 433) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation or alleged violation by the Company of the Securities Act, the Exchange Act or applicable “blue sky” laws, except insofar as the same are made in reliance on and in conformity with information relating to the Investor furnished in writing to the Company by the Investor expressly for use therein. In connection with an underwritten offering, the Company shall indemnify such underwriter(s), their officers, employees and directors and each Person who controls such underwriter(s) (within the meaning of the Securities Act) at least to the same extent as provided above with respect to the indemnification of the Investor.

(b) In connection with any Registration Statement in which the Investor is participating, the Investor shall furnish to the Company in writing such information as the Company reasonably determines, based on the advice of counsel, is required to be included in any such Registration Statement or Prospectus and shall indemnify, to the fullest extent permitted by law, the Company, its officers, employees, directors, Affiliates, and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that the same are made in reliance on and in conformity with information relating to the Investor furnished in writing to the Company by the Investor expressly for use therein.

(c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to any local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party there may be one or more legal or equitable defenses available to such indemnified party that are in addition to or may conflict with those available to another indemnified party with respect to such claim. Failure to give prompt written notice shall not release the indemnifying party from its obligations hereunder.

(d) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities.

(e) If the indemnification provided for in or pursuant to this Section 9 is due in accordance with the terms hereof, but is held by a court to be unavailable or unenforceable in respect of any losses, claims, damages, liabilities or expenses referred to herein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified Person as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that result in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of the indemnifying party on the one hand and of the indemnified Person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In no event shall the liability of the Investor be greater in amount than the amount of net proceeds received by the Investor upon such sale.

10. Term of Agreement.

The right of the Investor to request registration or inclusion of Registrable Ordinary Shares in any registration pursuant to Sections 2 and 3 shall not apply at any time when (1) in reasonable opinion of counsel to the Investor after consultation with counsel to the Company, Rule 144 or another similar exemption under the Securities Act is then available for the unlimited public sale of all of the Investors Registrable Ordinary Shares in the United States without registration under the Securities Act and without any volume or manner of sale limitations and (2) the Investor, together with its Affiliates, ceases to have the Minimum Ownership Interest; provided that such rights shall nevertheless continue to apply if it is reasonably likely (after consultation with a U.S. nationally recognized investment banking firm) that the sale by the Investor of all of such securities in to the public market at that time in an unmanaged transaction or transactions would have a material adverse effect on the market price of the equity securities of the Company.

11. Transfer of Registration Rights.

(a) The Investor may transfer all or any portion of its then-remaining rights under this Agreement to any transferee (each, a “transferee”). Any transfer of registration rights pursuant to this Section 11 shall be effective upon receipt by the Company of (x) written notice from the Investor stating the name and address of any transferee and identifying the amount of Registrable Ordinary Shares with respect to which the rights under this Agreement are being transferred and the nature of the rights so transferred and (y) a written agreement from the transferee to be bound by all of the terms of this Agreement. In connection with any such transfer, the term “Investor” as used in this Agreement shall, where appropriate to assign such rights to such transferee, be deemed to refer to the transferee holder of such Registrable Ordinary Shares. The Investor and such transferees may exercise the registration rights hereunder in such proportion (not to exceed the then-remaining rights hereunder) as they shall agree among themselves.

(b) After such transfer, the Investor shall retain its rights under this Agreement with respect to all other Registrable Ordinary Shares owned by the Investor. Upon the request of the Investor, the Company shall execute a Registration Rights Agreement with such transferee or a proposed transferee substantially similar to the applicable sections of this Agreement.

12. Conversion or Exchange of Other Securities.

If the Investor offers Registrable Ordinary Shares by forward sale, or any options, rights, warrants or other securities issued by it, the Company or any other person that are offered with, convertible into or exercisable or exchangeable for any Registrable Ordinary Shares, the Registrable Ordinary Shares subject to such forward sale or underlying such options, rights, warrants or other securities shall be eligible for registration pursuant to Sections 2 and 3of this Agreement.

13. Miscellaneous.

(a) Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be hand delivered or mailed postage prepaid by registered or certified mail or by email (with immediate telephone confirmation thereafter),

If to the Company:

1460 Broadway New York, NY 10036

Attention: Chief Executive Officer

Email address: jmccullough@renalytix.com

with a copy to (which shall not constitute notice):

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116

Attention: Marc Recht

Email address: mrecht@cooley.com

If to the Investor:

Jefferson River Capital LLC

1330 Avenue of the Americas

New York, New York 10019

Attention: Daniel Forman
Email Address: dforman@jrivercapital.com

With a copy (which shall not constitute notice) to:

Finn Dixon & Herling LLP

Six Landmark Square

Stamford, CT 06901

Attention: Jason R. Boyea
Email Address: jboyea@fdh.com

If to a transferee Investor, to the address of such transferee Investor set forth in the transfer documentation provided to the Company;

in each case with copies to (which shall not constitute notice):

Jefferson River Capital LLC

1330 Avenue of the Americas

New York, New York 10019

Attention: Daniel Forman
Email Address: dforman@jrivercapital.com

or at such other address as such party each may specify by written notice to the others, and each such notice, request, consent and other communication shall for all purposes of the Agreement be treated as being effective or having been given when delivered personally, upon one Business Day after being deposited with a courier if delivered by courier, upon receipt of the related telephone confirmation if transmitted by email, or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and postage prepaid as aforesaid.

(b) No Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(c) Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, the indemnified persons referred to in Section 9 and transferees referred to in Section 11. If the outstanding Ordinary Shares converted into or exchanged or substituted for other securities issued by any other Person, as a condition to the effectiveness of the merger, consolidation, reclassification, share exchange or other transaction pursuant to which such conversion, exchange, substitution or other transaction takes place, such other Person shall automatically become bound hereby with respect to such other securities constituting Registrable Securities and, if requested by the Investor or a transferee, shall further evidence such obligation by executing and delivering to the Investor and such transferee a written agreement to such effect in form and substance satisfactory to the Investor.

(d) Governing Law. The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties.

(e) Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal or state court located in the County and State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13(a) shall be deemed effective service of process on such party.

(f) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(g) Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

(h) Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof.

(i) Captions. The headings and other captions in this Agreement are for convenience and reference only and shall not be used in interpreting, construing or enforcing any provision of this Agreement.

(j) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(k) Amendments. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to or departures from the provisions hereof may not be given, without the written consent of the Company and the Investor.

(l) Aggregation of Stock. All Registrable Ordinary Shares held by or acquired by any Affiliated Persons will be aggregated together for the purpose of determining the availability of any rights under this Agreement.

(m) Equitable Relief. The parties hereto agree that legal remedies may be inadequate to enforce the provisions of this Agreement and that equitable relief, including specific performance and injunctive relief, may be used to enforce the provisions of this Agreement.

[Execution Page Follows]

In Witness Whereof, this Registration Rights Agreement has been duly executed by each of the parties hereto as of the date first written above.

Renalytix PLC

By: /s/ James McCullough

Name: James McCullough

Title: Chief Executive Officer

The Hamilton E. James 2003 Childrens Trust

By: Hamilton E. James, as Trustee

By: /s/ David J. Campbell

Name: David J. Campbell

Title: Attorney-in-Fact

For purposes of Section 8:

Jefferson River Capital LLC

By: /s/ Daniel Forman

Name: Daniel Forman

Title: Chief Investment Officer

Exhibit A-1

2266704.02-NYCSR03A - MSW

{4744225; 4; 62887-004}